EXHIBIT 99.1

For Immediate Release 21-2-TR	Date:	January 25, 2021

Teck Named to 2021 Global 100 Most Sustainable Corporations List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been recognized as one of the 2021 Global 100 Most Sustainable Corporations by Corporate Knights.

“Teck’s inclusion in the 2021 Global 100 list demonstrates the company’s focus on connecting environmental and social responsibility with strong business performance,” said Toby Heaps, CEO of Corporate Knights. “Teck has embedded sustainability throughout its business strategy, and serves as a strong example of a responsible mining company leading the pivot to a low-carbon economy.”

“This recognition is driven by our employees whose commitment to sustainability is directly responsible for Teck being named to the Global 100 for the third consecutive year,” said Don Lindsay, President and CEO. “We are focused on responsibly producing the metals and minerals necessary for the transition to a low-carbon economy and for building a better quality of life for people around the world.”

The Global 100 companies are selected from all publicly traded companies with annual revenues of $PPP-currency $1 billion or more. Companies were evaluated based on a range of sector-specific sustainability metrics, such as clean revenue percentage, water, energy and carbon productivity, and safety performance, as well as board and executive diversity. More information can be found here: https://www.corporateknights.com/reports/global-100/.

Teck has also been named one of the Best 50 Corporate Citizens by Corporate Knights and is the industry leader in the Metals and Mining industry on the Dow Jones Sustainability World Index (DJSI). Sustainalytics ranks Teck first in the Diversified Metals and Mining category. Teck is also currently listed on the MSCI World ESG Leaders Index, FTSE4Good Index, Bloomberg Gender Equality Index and Jantzi Social Index.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com